Exhibit 99.1
CHINA YUCHAI INTERNATIONAL LIMITED RECEIVES
EXTENSION FROM NYSE TO FILE ITS 2006 FORM 20-F
Singapore, January 29, 2008 — China Yuchai International Limited (NYSE:CYD) (“CYI”) today announced that it has received a further extension of up to six (6) months from the New York Stock Exchange (the “NYSE”) to file its Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”), subject to monitoring and review by the NYSE on an ongoing basis.
CYI was unable to file its 2006 Form 20-F by the initial filing deadline of June 30, 2007 and the initial extended deadline of January 17, 2008. CYI filed a notification of late filing on Form 12b-25 with the SEC on July 2, 2007 and an amended Form 12b-25 on January 23, 2008. CYI expects to file its amended 2005 and 2006 Form 20F within the extension period granted by the NYSE. If CYI’s 2006 Form 20-F is not filed in a timely manner with the SEC, CYI’s shares could be de-listed or suspended from trading on the NYSE.
About China Yuchai International Limited
China Yuchai, through its subsidiary, Yuchai, engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, Yuchai distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning CYI’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. CYI cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in CYI’s reports filed with the Securities and Exchange Commission from time to time. CYI specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com
         dchen@hfgcg.com